UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

March 2009 Down 8.7% Year over Year

Mexico City, April 6, 2009 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for March 2009 decreased by 8.7% when compared to March 2008.

This announcement reflects comparisons between March 1 through March 31, 2009 and March 1 through March 31, 2008. Transit and general aviation passengers are excluded. It is important to consider that Easter and Holy weeks during 2008 were in March while in 2009 those will be in April.

Domestic
Airport	March* 2008	March 2009	% Change
Cancún	308,252	223,396	(27.5)
Cozumel	8,776	6,427	(26.8)
Huatulco	24,749	27,819	12.4
Mérida	115,807	84,235	(27.3)
Minatitlán	12,314	13,318	8.2
Oaxaca	46,657	45,906	(1.6)
Tapachula	21,737	19,387	(10.8)
Veracruz	75,136	70,705	(5.9)
Villahermosa	86,685	64,601	(25.5)
Total Domestic	700,113	555,794	(20.6)

International
Airport	March* 2008	March 2009	% Change
Cancún	1,082,077	1,080,176	(0.2)
Cozumel	65,085	53,346	(18.0)
Huatulco	14,532	12,526	(13.8)
Mérida	14,173	9,273	(34.6)
Minatitlán	347	357	2.9
Oaxaca	4,250	5,730	34.8
Tapachula	444	321	(27.7)
Veracruz	6,013	5,393	(10.3)
Villahermosa	4,835	3,856	(20.2)
Total International	1,191,756	1,170,978	(1.7)

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Total
Airport	March* 2008	March 2009	% Change
Cancún	1,390,329	1,303,572	(6.2)
Cozumel	73,861	59,773	(19.1)
Huatulco	39,281	40,345	2.7
Mérida	129,980	93,508	(28.1)
Minatitlán	12,661	13,675	8.0
Oaxaca	50,907	51,636	1.4
Tapachula	22,181	19,708	(11.1)
Veracruz	81,149	76,098	(6.2)
Villahermosa	91,520	68,457	(25.2)
ASUR Total	1,891,869	1,726,772	(8.7)

*Note: Easter and Holy weeks during 2008 were in March while in 2009 those will be in April.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: April 6, 2009